Exhibit 21.1

SUBSIDIARIES OF PEGASYSTEMS, INC.

Name of Subsidiary	Jurisdiction of Organization
Pegasystems Limited	England
Pegasystems Proprietary Limited	Australia
Pegasystems Worldwide Inc.	United States
Pegasystems Investment Inc.	United States
Pegasystems Company	Canada
GDOO AB (Liquidated 9/30/01 Final Distribution Q1 2002)	Sweden
Pegasystems Private Limited	Singapore